Filed by Stira Alcentra Global Credit Fund

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Stira Alcentra Global Credit Fund

Commission File No. 333-214405

Dear Fellow Shareholder,

We wanted to let you know that you will soon be receiving the joint proxy statement/prospectus related to the proposed merger of Stira Alcentra Global Credit Fund (“SAGC”) with and into Priority Income Fund, Inc. (“Priority”).

As one of our “Friends and Family” investors, we recognize that your early support of our investment thesis and strategy were central to achieving the minimum offering requirement in our initial public offering, and that you likely joined us in the disappointment that the pace of capital raise was an impediment to achieving the scale that would have allowed us to generate the returns and yield that had been initially anticipated.

Following the suspension of SAGC’s public offering last September, the SAGC Board of Trustees (the “SAGC Board”) evaluated a number of strategic alternatives—including merger term sheets from five separate entities, as well as an orderly liquidation of assets and a dissolution of SAGC—and decided that the Priority proposal was the most compelling alternative.

While I join the SAGC Board in its unanimous support for the merger, the decision is now yours. The merger agreement requires the affirmative vote of a majority of the outstanding shares—your shares—to approve the transaction.

The joint proxy statement/prospectus details the merger proposal and includes instructions on how you can submit your proxy ahead of the special shareholder meeting scheduled for May 6; however, if you have any questions that you would like to have answered before you cast your vote, please no not hesitate to call our capital markets team directly at (877) 567-7264.

Best regards,

Phil Meserve

President

Stira Capital Markets Group

Additional Information and Where to Find It

In connection with the proposed merger of SAGC with and into Priority, Priority and SAGC have filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form N-14 that includes a prospectus and a proxy statement on Schedule 14A (collectively, the “Joint Proxy Statement/Prospectus”) that will be mailed to shareholders of SAGC following effectiveness of the Registration Statement on Form N-14. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT PRIORITY, SAGC, THE PROPOSED MERGER AND RELATED MATTERS. Investors and security holders are able to obtain the Joint Proxy Statement/Prospectus and other documents filed with the SEC, free of charge, from the SEC’s website (www.sec.gov) and from SAGC’s website (www.stiraALLternatives.com). Investors and security holders may also obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC by contacting SAGC at (877) 567-7264.

Participants in the Solicitation

SAGC and Priority and their respective trustees/directors, executive officers, other members of their management, employees and other persons may be deemed to be participants in the anticipated solicitation of proxies in connection with the proposed merger. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of SAGC shareholders in connection with the proposed merger is set forth in the Joint Proxy Statement/Prospectus filed with the SEC. More detailed information regarding the identity of potential participants, and their direct or indirect interests, by security holdings or otherwise, is set forth in the Joint Proxy Statement/Prospectus and in other relevant materials that may be to be filed with the SEC. These documents may be obtained free of charge from the sources indicated above.

No Offer or Solicitation

The information in this communication is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.